SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              IRT Property Company
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   450058102
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0- (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0- (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0- (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.0% (3)


12.  Type of Reporting Person: BD

--------------

(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

(2) At December 31, 1996, the Reporting Person beneficially owned $54,947,000 principal amount of the Issuer's 7.3% Convertible Subordinated Debentures due August 15, 2003 (the "Debentures").
     Assuming conversion of such Debentures, at December 31, 1996, the Reporting Person had the sole voting and dispositive power over, and was the beneficial owner of, 4,884,184 shares of Common Stock. As of the date hereof, the Reporting Person is not the beneficial owner of any Debentures or shares of Common Stock.

(3) At December 31, 1996, and assuming, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there were 30,668,095 shares of Common Stock outstanding, which number includes shares of Common Stock that could have been acquired by the Reporting Person upon conversion of the Debentures, the Reporting Person was the beneficial owner of approximately 15.9% of the Common Stock.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13G Statement dated February 14, 1994, as amended by Amendment No. 1 dated February 13, 1994, Amendment No. 2 dated February 13, 1995, and Amendment No. 3 dated February 9, 1996 (the "Schedule 13G"), relating to the Common Stock, par value $1.00 per share, of IRT Property Company. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13G. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Person's (as hereinafter defined)
Schedule 13G with respect to IRT Property Company.

Item 1(a).     Name of Issuer.

     Item 1(a) is hereby restated in its entirety as follows:

     The name of the issuer is IRT Property Company (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     Item 1(b) is hereby restated in its entirety as follows:

     The principal executive offices of the Issuer are located at 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended and restated in its entirety as follows:

     This Schedule 13G Statement is hereby filed by HBK Finance L.P., a Delaware limited partnership (the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

     The principal business office for each of the Item 2 Persons is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

Item 2(c).     Citizenship.

     Item 2(c) is hereby amended and restated in its entirety as follows:

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     Item 2(d) is hereby restated in its entirety as follows:

     This Schedule 13G statement relates to the common stock, par value $1.00 per share, of the Issuer (the "Common Stock").

Item 2(e).     CUSIP Number.

     Item 2(e) is hereby restated in its entirety as follows:

     The CUSIP number of the Common Stock is 450058102.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     Item 3 is hereby restated in its entirety as follows:

     This Schedule 13G Statement is being filed pursuant to Rule 13d-1(b) under the Act because the Reporting Person is a Broker or Dealer registered under Section 15 of the Act.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Person

     At December 31, 1996, the aggregate number of shares of the Common Stock that the Reporting Person owned beneficially, pursuant to Rule 13d-3 of the Act, was 4,884,184, which constituted approximately 15.9% of the 30,668,095 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i). At the date hereof, the Reporting Person was not the beneficial owner of any shares of Common Stock.

     Controlling Persons

     At December 31, 1996, each of (1) Fund, as sole general partner of the Reporting Person, (2) Capital, as sole general partner of Fund, (3) Partners I, as sole general partner of Capital, (4) Management, as sole general partner of Partners I and (5) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 under the Act, be deemed to have been the beneficial owner of 4,884,184 shares of the Common Stock, which constituted approximately 15.9% of the 30,668,095 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i). At the date hereof, none of such persons may be deemed to be the beneficial owner of any shares of Common Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Item 5 is hereby restated in its entirety as follows:

     As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Item 6 is hereby restated in its entirety as follows:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Item 7 is hereby restated in its entirety as follows:

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Item 8 is hereby restated in its entirety as follows:

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Item 9 is hereby restated in its entirety as follows:

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     January 27, 1997



                              HBK FINANCE L.P.


                              By: /s/ H. Michael Reese
                                     H. Michael Reese (1)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.